Ideanomics, Inc.

55 Broadway, 19th Floor

New York, NY 10006

July 9, 2020

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549

Attention: Matthew Derby

Re: Ideanomics, Inc.

Form S-3 Registration Statement Filed June 23, 2020

File No. 333-239371

Dear Mr. Derby:

On behalf of Ideanomics, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on July 7, 2020 (the “Comment Letter”) with respect to the Company’s above referenced S-3.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comments in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Form S-3

1. We understand that the Form S-3 Registration Statement which became effective on March 30, 2020 was allocated primarily to an equity line of credit. Will the above-referenced Form S-3 Registration Statement also be allocated by Ideanomics to establish an equity line of credit?

Ideanomics did previously utilize an equity line of credit but at present Ideanomics has no agreement or specific method of sale through the Form S-3 with respect to its securities currently in place. There are a number of different ways in which our securities may be sold under the Form S-3. We will disclose in each prospectus supplement the necessary details regarding the sales to be made and the plan of distribution for the securities in question under that prospectus supplement. Ideanomics is seeking to go effective with this Form S-3 in order for the Company to be prepared to raise money and access the capital markets to best execute upon its corporate strategies on behalf of the Company’s stockholders.  The Company views this action as good corporate planning intended to assist the company in preserving and increasing shareholder value.

2. We have noted the recent news of a class action lawsuit filed against Ideanomics. Has Ideanomics considered adding a risk factor to the Form S-3 regarding this recent lawsuit?

In response to this comment Ideanomics will include a risk factor in the Form S-3 related to the referenced class action lawsuit in the form set forth below.

We are currently, and may in the future be, subject to substantial litigation, investigations and proceedings that could cause us to incur significant legal expenses and result in harm to our business.

On July 19, 2019, a purported class action, captioned Jose Pinto Claro Da Fonseca Miranda v. Ideanomics, Inc., was filed in the United States District Court for the Southern District of New York against the Company and certain of its current and former officers and directors.   The Amended Complaint alleges violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934.  Among other things, the Amended Complaint alleges purported misstatements made by the Company in 2017 and 2018.  The Company and the other defendants filed a motion to dismiss that is currently pending before the Court.

On June 28, 2020, a purported securities class action, captioned Megan Lundy v. Ideanomics was filed in the United State District Court for the Southern District of New York against the Company and certain current officers and directors of the Company.   Additionally, on July 7, 2020, a purported securities class action captioned Andrew Kim v. Ideanomics, et al, was filed in the Southern District of New York against the Company and certain current officers and directors of the Company.  Both cases allege violations of Section 10(b) and 20(a) of the Securities Exchange Act of 1934 arising from certain purported misstatements by the Company beginning in March 2020 regarding its MEG division.  Both complaints have yet to be served on the Company.

While the Company believes that these lawsuits are without merit and plans to vigorously defend itself against these claims, there can be no assurance that the Company will prevail in the lawsuits. The Company cannot currently estimate the possible loss or range of losses, if any, that it may experience in connection with these litigations.

We are exposed to potential liabilities and reputational risk associated with litigation, regulatory proceedings and government enforcement actions. In addition, we are obligated to indemnify and advance expenses to certain individuals involved in certain of these proceedings. Further, volatility in our stock price may also make us vulnerable to future class action litigation.  Any adverse judgment in or settlement of any pending or any future litigation could result in payments, fines and penalties that could adversely affect our business, results of operations and financial condition. Regardless of the merits of the claims and the outcome, legal proceedings have resulted in, and may continue to result in, significant legal fees and expenses, diversion of management’s time and other resources, and adverse publicity. Such proceedings could also adversely affect our business, results of operations and financial condition

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at (212) 206-1216 or William N. Haddad, Esq. of Venable LLP, counsel to the Company at (212) 503-9812.

Very truly yours,

/s/ Alfred Poor
Alfred Poor
Chief Executive Officer

cc:	William N. Haddad, Esq., Venable LLP